COMMENTS RECEIVED ON 02/13/2025

FROM DANIEL GREENSPAN

FIDELITY GREENWOOD STREET TRUST (File Nos. 333-261594 and 811-23762)

Fidelity SAI Managed Futures Fund, Fidelity SAI Merger Arbitrage Fund

POST-EFFECTIVE AMENDMENT NO. 16

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The following table describes the fees and expenses that may be incurred when you buy, hold, and sell shares of the fund.”

C:

The Staff requests we revise to add additional language, as applicable, to track item 3.

R:

Each fund will be exclusively offered to clients of the Adviser or its affiliates and will not be sold by broker-dealers. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we disclose any waiver, reimbursement, or recoupment arrangements.

R:

Each fund’s fee table will be updated to add a footnote reflecting a cap on each fund’s total expenses.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

If the fund anticipates acquired fund fees and expenses will be greater than 0.01%, the Staff requests we confirm those will be added as a line item in the fee table.

R:

We confirm that if a fund’s acquired fund fees and expenses exceed one basis point, a separate line item will be included in the fee table pursuant to Item 3(f) of Form N−1A.

4)

Fidelity SAI Merger Arbitrage Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the fund’s 80% investment policy for purposes of the names rule.

R:

Rule 35d-1 under the Investment Company Act of 1940 (“Names Rule”) requires a fund to adopt an 80% policy to the extent its name suggests a focus in a particular type of investment or investments, particularly countries or regions, particular industry or group of industries, and, effective December 11, 2025, investments or issuers that have “particular characteristics”. In this case, the fund’s name refers to “merger arbitrage,”  because the fund has a strategy of seeking to generate returns on a portfolio wide basis “from discrepancies in asset pricing before and after merger or reorganization events”.  While we acknowledge that the Names Rule, as amended, no longer distinguishes between a strategy and an investment type, the rule does require a focus in investments or issuers that have a “particular characteristic”.  We do not believe that “merger arbitrage” indicates such a focus, as it refers to the Adviser’s proprietary analysis of the merger market and its goal of generating returns for shareholders from such transactions.  The fund executes this strategy by normally investing in equity securities and equity related derivatives of companies that “are or the Adviser believes are involved in” merger or re-organization events.  The merger or reorganization event is not a “characteristic” of the equity securities the fund invests in, but rather reflects the Adviser’s proprietary analysis of the merger market.  When a merger transaction is contemplated, the issuer does not typically issue a separate class of securities or instruments in preparation for the merger. In addition, the Adviser’s “belief” about whether a merger transaction will happen is not reflected in the characteristics of the issuer or instrument. Because we do not believe that the merger transaction is a characteristic of the issuer or investments the fund invests in, the fund believes its name is not misleading under the Names Rule and its existing disclosure is appropriate.

5)

Fidelity SAI Merger Arbitrage Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Normally investing the fund's assets in equity securities and equity related derivative instruments, including special purpose acquisition vehicles ("SPACs"), of companies that are or the Adviser believes may be involved in publicly announced or reported merger or re-organization events (including pre-definitive and definitive takeovers, buyouts, liquidations, corporate simplifications, spin offs, and other event types), including stock-for-stock, cash, and mixed consideration mergers and acquisitions ("a Merger Transaction").”

C:

The Staff requests we disclose what “other event types” means.

R:

We will revise the disclosure as follows:

“Normally investing the fund's assets in equity securities and equity related derivative instruments, including special purpose acquisition vehicles ("SPACs"), of companies that are or the Adviser believes may be involved in publicly announced or reported merger or re-organization events (including pre-definitive and definitive takeovers, buyouts, liquidations, corporate simplifications, spin offs, and other similar corporate transactions and reorganizations ~~event types~~), including stock-for-stock, cash, and mixed consideration mergers and acquisitions ("a Merger Transaction").”

6)

Fidelity SAI Merger Arbitrage Fund

“Fund Summary” (prospectus)

“Fee Table”

“Engaging in transactions that may have a leveraging effect on the fund, including: directional (long and short) investments in derivatives - such as swaps, forward contracts, futures, and options - to seek to hedge risks such as event completion and time-to-close event risk; for efficient portfolio management; or to enhance the returns of the fund.”

C:

The Staff requests we confirm supplementally that any dividends and interest expenses on securities sold short will be reflected in the fee table.

R:

To the extent the fund incurs any expense from dividends on short sales, the fee table will reflect it as a separate line item.

7)

All funds

“Fund Summary” (prospectus)

“Performance”

C:

The Staff requests we disclose each fund’s appropriate broad-based securities market index.

R:

We confirm each fund will have prospectus disclosure comparing performance to an “appropriate broad-based securities market index” per instruction 6 to Item 27(d)(2) of Form N-1A.

8)

Fidelity SAI Merger Arbitrage Fund

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we consider what revisions may be helpful for an investor to understand how SPAC investing fits within the fund’s strategy and how the implementation of the strategy will work. For example, would investment be at launch of the SPAC or would it be toward the end of a SPAC termination date? What is the Adviser looking for?

R:

Additional disclosure regarding SPAC investing is already included under “Investment Details” and excerpted below. As such, we do not believe additional disclosure would be helpful.

“The fund may invest in special purpose acquisition companies or similar special purpose entities (collectively, SPACs), which are special purpose vehicles that pool funds and seek to identify and effect an acquisition of, or merger with, an operating company in a particular industry or sector. The majority of capital in a SPAC prior to the identification of a target company may be in U.S. Government securities, money market securities, and cash. In selecting SPACs for investment, the Adviser analyzes the attractiveness of the SPAC through the life of the SPAC from IPO to liquidation. The Adviser evaluates pre- and post-merger announcements, the potential rate of return, the length of time until the proposed transaction closes or SPAC liquidates, and the potential risk to the fund in the event the proposed acquisition/liquidation does not close on time and is extended.”

9)

Fidelity SAI Merger Arbitrage Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.”

C:

The Staff requests we provide a definition of emerging markets.

R:

Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, the fund believes the current principal investment risks related to the fund’s principal investment strategies are appropriately disclosed.

10)

Fidelity SAI Managed Futures Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff notes that the fund intends to invest in a wholly-owned subsidiary organized under the laws of the Cayman Islands and asks that we disclose that:

Comment 1:

The Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary.

Comment 2:

The Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the fund treats the subsidiary’s debt as its own for purposes of Section 18.

Comment 3:

Any investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act.

Comment 4:

Please be advised that any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

Comment 5:

The Subsidiary complies with provisions of the Investment Company Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any.

Comment 6:

Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

In your correspondence, please:

Comment 7:

Explain whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Comment 8:

Confirm that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Comment 9:

Confirm the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Comment 10:

Confirm the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in each Fund’s prospectus fee table.

Comment 11:

Funds that invest only through wholly-owned subsidiaries disclose that the fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities and securities or other assets other than entities wholly-owned by the fund.

R:

Response 1:

Fidelity SAI Managed Futures Fund will look through its controlled foreign corporation (CFC) and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act.

Response 2:

With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the CFC level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act. See also “Response 5,” below.

Response 3:

The fund will comply with Section 15, although we note that the CFC is not a registered investment company under the 1940 Act and is therefore not required to separately comply with the provisions of the 1940 Act.

Response 4:

Fidelity Diversifying Solutions LLC (FDS) is the adviser to both the fund and its CFC. We note that the CFC’s advisory contract is between the Adviser and the CFC. This contract is not a material contract with respect to the fund’s shareholders and therefore we do not believe it needs to be filed with the fund’s registration statement.

Response 5:

As previously noted, the fund will look through its CFC, and will aggregate the CFC’s individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund’s requirements under the 1940 Act. The CFC will have the same custodian as the fund (Bank of New York Mellon).

Response 6:

The principal investment strategies and principal investment risks disclosed for the fund reflect the aggregate operations of the fund and the CFC.

Response 7:

The fund will consolidate its financial statements with those of its underlying CFC, consistent with no-action relief dated April 29, 2008 (see Fidelity’s letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008).

Response 8:

We confirm that the CFC will agree to the examination of its books and records by the Staff.

Response 9:

We confirm that the CFC will designate an agent for service of process in the United States.

Response 10:

Consistent with the requirements of Item 3 of Form N-1A, the fees and expenses of investing in the CFC, including the CFC’s management fee, will be included in the fund’s prospectus fee table as “Acquired Fund Fees and Expenses” (“AFFE”). Item 3 of Form N-1A defines “Acquired Fund” as “any company in which the Fund invests or has invested during the relevant fiscal period that (A) is an investment company or (B) would be an investment company under Section 3(a) of the Investment Company Act … but for the exceptions to that definition provided for in section 3(c)(1) and 3(c)(7) of the Investment Company Act…” The CFC is exempt from the definition in Section 3(a) pursuant to Section 3(c)(7). Given this, we believe the CFC clearly falls within the Form N-1A definition of “Acquired Fund” for purposes of calculating AFFE.

Response 11:

The fund may invest up to 25% of its assets in the CFC; therefore, it does not invest only through wholly-owned subsidiaries. Accordingly, we do not believe additional disclosure is necessary.

11)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” per Section 8(b)(1) of the Investment Company Act.

R:

Section 8(b)(1)(E) under the Investment Company Act of 1940 requires a registrant to disclose its policy with respect to “concentrating investments in a particular industry or group of industries.” Each fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

12)

All funds

“Exhibits” (Part C)

C:

The Staff requests we confirm that exhibit (i) to be filed by subsequent amendment is the legal opinion.

R:

We confirm that a legal opinion will be included as exhibit (i) in the fund’s next filing.